March 6, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  John Reynolds, Assistant Director

Re:

Lepota, Inc.

Registration Statement on Form S-1/A Filed February 4, 2015

File No. 333-198808

Dear Mr. Reynolds:

This letter sets forth the responses of Lepota, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of February 23, 2015.  Each numbered paragraph below responds to the comment having the same number in the February 23, 2015 comment letter.

General

1.    We note that the agreement with Interbeauty expired on December 31, 2014. Please revise the disclosure. If an extension has been entered into, also file the extension as an exhibit.

We have now amended our registration statement in line with the Commission’s comment and supplied an extension to the original  contract on as an exhibit.

The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Iurii Iurtaev

Iurii Iurtaev

President and Principal Executive Officer

Lepota, Inc.

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